

July 30, 2010

By U.S. Mail and Facsimile to (304) 323-6492

Mr. David D. Brown
Chief Financial Officer
First Community Bancshares, Inc.
P.O. Box 989
Bluefield, Virginia 24605-0989

      Re: First Community Bancshares, Inc.
            Item 4.02 Form 8-K Filed July 27, 2010
            File No. 000-19297

Dear Mr. Brown:

We have reviewed your filing and have the following comment.

Please respond to this letter within five business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 8-K Filed July 27, 2010

Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review

In your amended periodic reports to file your restated financial statements describe the effect of the restatement on the officers' conclusions regarding the effectiveness of the company's disclosure controls and procedures. See Item 307 of Regulation S-K. If the officers' conclude that the disclosure controls and procedures were effective, despite the restatement, describe the basis for the officers' conclusions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Chris Harley at (202) 551-3695 if you have any questions regarding this comment.

Sincerely,

Chris Harley
Reviewing Accountant